PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 21, 1997)

                                                                          [LOGO]
                                 150,000 SHARES

                             THE MILLS CORPORATION
                                  COMMON STOCK

                               ------------------

    The Mills Corporation (the "Company") is a fully-integrated, self-managed real estate investment trust (a "REIT") which owns, develops, redevelops, leases and manages a portfolio currently consisting of five super-regional, value and entertainment oriented malls (the "Mills") and 11 community shopping centers (the "Community Centers," and together with the Mills, the "Properties") containing an aggregate of approximately 10.1 million square feet of gross leasable area ("GLA").

    The Company offers hereby (the "Offering") 150,000 shares of its common stock, par value $.01 per share ("Common Stock") to the several underwriters (the "Underwriters") who participated in the Company's offering of 4,500,000 shares of Common Stock which closed March 18, 1997 (the "March Offering"). The shares of Common Stock offered hereby are being sold by the Company to the Underwriters at a price of $24.75 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the March Offering. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "MLS." The last reported sale price of the Common Stock on the NYSE on March 19, 1997 was $24 3/4 per share. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York, on or about March 21, 1997.

    SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
       ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                            ------------------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 20, 1997.

    Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include the purchase of shares of Common Stock prior to the pricing of the Offering for the purpose of maintaining the price of the Common Stock, the purchase of shares of Common Stock following the pricing of the Offering to cover a syndicate short position in the Common Stock or for the purpose of maintaining the price of the Common Stock, and the imposition of penalty bids. For a description of these activities, see "Plan of Distribution."

    AS USED HEREIN, THE TERM "COMPANY" INCLUDES THE MILLS CORPORATION AND ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING THE MILLS LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"), MANAGEMENT ASSOCIATES LIMITED PARTNERSHIP (THE "MANAGEMENT PARTNERSHIP") AND MILLSSERVICES CORP. (THE "THIRD-PARTY SERVICES CORPORATION"), UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is a fully-integrated, self-managed REIT which owns, develops, redevelops, leases and manages a portfolio currently consisting of five Mills and 11 Community Centers, containing an aggregate of approximately 10.1 million square feet of GLA. The Mills comprise the primary focus of the Company's operations, containing approximately 7.9 million square feet of GLA (of which approximately 900,000 square feet is owned by certain anchor store tenants) and accounting for approximately 83% of the Company's total rental revenues for the year ended December 31, 1996. The five existing Mills serve the following metropolitan markets: Washington, D.C./Baltimore, Philadelphia/Wilmington, Ft.Lauderdale/ Miami/Palm Beach, Chicago/Milwaukee and Los Angeles. The Company provides all development, redevelopment, leasing, financing, management and marketing services with respect to all Properties currently in operation.

                              RECENT DEVELOPMENTS

CHARLOTTE PROJECT

    Simon-DeBartolo Group, Inc. ("Simon") and the Operating Partnership have entered into an agreement pursuant to which Simon and the Operating Partnership have agreed to examine the feasibility of joint development and ownership of Mills-type shopping centers in various metropolitan markets. Pursuant to such agreement, on February 21, 1997, the Company and Simon announced their intention to form a partnership to acquire and develop an approximately 1.5 million square foot super-regional, value and entertainment oriented mall on a 135-acre site in Charlotte, North Carolina.

FRANKLIN MILLS REFINANCING

    The Company has received a proposal from an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") for the refinancing of $165 million of existing mortgage indebtedness encumbering Franklin Mills. As part of such refinancing, the Company would have the ability to use up to $75 million of the proceeds from the March Offering to pay off a portion of the existing mortgage indebtedness. The Company currently anticipates that, if the refinancing is consummated, it will repay $65 million of the existing indebtedness. The remaining balance of such indebtedness would bear interest at a fixed rate over seven- or ten-year Treasuries, at the option of the Company. Under certain circumstances, the Company would be able to borrow from Merrill Lynch some or all of the amount of principal repaid in connection with the refinancing. However, there can be no assurance that the refinancing will be consummated or, if consummated, what the terms of such transaction will be.

POTOMAC MILLS--GURNEE MILLS SECURITIZATION

    In December 1996, the Company completed a $289.9 million refinancing of the existing mortgage indebtness on Potomac Mills and Gurnee Mills. This refinancing was achieved through a $284 million all-investment grade securitization with a weighted average fixed rate coupon of 7.02% and an anticipated balloon repayment date in seven years. The all-in cost (which consists of interest expense and the amortization of all costs and expenses associated with the related debt over the term of such debt) of the new debt is 7.22% compared to an all-in cost of 8.21% for the refinanced debt. The refinanced debt had a variable interest rate which was 6.97% on December 1, 1996. Under an interest rate cap agreement, the maximum variable interest rate on the refinanced debt was 8.12%. Approximately $151 million of the refinanced debt was scheduled to have matured in November 1997.

OPENING OF ONTARIO MILLS

    On November 14, 1996, the Company opened its most recent project, Ontario Mills, in Ontario, California. This approximately 1.7 million square foot project (upon completion of space for eight anchor store tenants containing approximately 500,000 square feet of GLA) opened on time, under budget and 90% leased. The entertainment zone at Ontario Mills, which is the prototype for future Mills entertainment zones, currently includes a 30-screen AMC Theatres, a Virgin Megastore and will include, among others, American Wilderness Experience and IWERKS.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds of the Offering (expected to be approximately $3,687,500 after deducting estimated expenses of approximately $25,000) to finance future development projects and to fund expansions and remerchandising of existing Mills. Pending application of the net proceeds as described above, such proceeds may be invested in short-term, income-producing investments such as commercial paper, government securities or money market funds that invest in government securities.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions set forth in the terms agreement and related underwriting agreement (collectively the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., Legg Mason Wood Walker, Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the number of shares of Common Stock set forth below opposite their respective names. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares of Common Stock if any are purchased.

                                                                          NUMBER OF SHARES OF
             UNDERWRITERS                                                    COMMON STOCK
------------------------------------------------------------------------  -------------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..................................................           22,125
Dean Witter Reynolds Inc. ..............................................           22,125
Legg Mason Wood Walker, Incorporated....................................           22,125
Salomon Brothers Inc....................................................           22,125
Alex. Brown & Sons Incorporated.........................................            3,330
Credit Suisse First Boston Corporation..................................            3,330
Donaldson, Lufkin & Jenrette Securities Corporation.....................            3,330
A.G. Edwards & Sons, Inc. ..............................................            3,330
PaineWebber Incorporated................................................            3,330
Prudential Securities Incorporated......................................            3,330
Smith Barney Inc. ......................................................            3,330
Wasserstein Perella Securities, Inc. ...................................            3,330
Robert W. Baird & Co. Incorporated......................................            1,660
William Blair & Company, L.L.C. ........................................            1,660
Crowell, Weedon & Co. ..................................................            1,660
Dain Bosworth Incorporated..............................................            1,660
EVEREN Securities, Inc. ................................................            1,660
Fahnestock & Co. Inc. ..................................................            1,660
Friedman, Billings, Ramsey & Co., Inc. .................................            1,660
Gruntal & Co., Incorporated.............................................            1,660
Janney Montgomery Scott Inc. ...........................................            1,660
Edward D. Jones & Co., L.P. ............................................            1,660
McDonald & Company Securities, Inc. ....................................            1,660
Mesirow Financial, Inc. ................................................            1,660
Piper Jaffray Inc. .....................................................            1,660
Rauscher Pierce Refsnes, Inc. ..........................................            1,660
Raymond James & Associates, Inc. .......................................            1,660
Roney & Co., LLC........................................................            1,660
Sands Brothers & Co., Ltd. .............................................            1,660
The Seidler Companies Incorporated......................................            1,660
Sutro & Co. Incorporated................................................            1,660
Utendahl Capital Partners, L.P. ........................................            1,660
Wheat, First Securities, Inc. ..........................................            1,660
                                                                               ----------
          Total.........................................................          150,000
                                                                               ----------
                                                                               ----------

    The shares of Common Stock offered hereby are being sold by the Company to the Underwriters at a price of $24.75 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the March Offering. There is no discount or commission associated with the sale of the shares of Common Stock to the Underwriters.

    In the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In connection with the Offering, the rules of the Securities and Exchange Commission permit the Representatives to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Representatives may reduce that short position by purchasing Common Stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Subject to certain exceptions, the Company, certain of its officers, directors and affiliates and the Operating Partnership have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or partnership interests in the Operating Partnership, or securities exercisable or exchangeable for Common Stock or rights to purchase Common Stock for a period of 82 days after the date of this Prospectus Supplement without the prior written consent of the Representatives.

    Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided, and from time to time provides, investment banking and financial advisory services to the Company for which customary compensation has been, and will be, received.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock pursuant to this Prospectus Supplement and certain federal income tax matters will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Rogers & Wells, New York, New York.

PROSPECTUS

                                  $250,000,000
                             THE MILLS CORPORATION
            PREFERRED STOCK, COMMON STOCK AND COMMON STOCK WARRANTS
                             ---------------------

    The Mills Corporation (the "Company") may from time to time offer in one or more series or classes its (i) preferred stock, $.01 par value ("Preferred Stock"), (ii) common stock, $.01 par value ("Common Stock"), and (iii) warrants exercisable for Common Stock ("Common Stock Warrants"), with an aggregate public offering price of up to $250,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock, Common Stock and Common Stock Warrants (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any public offering price; (ii) in the case of Common Stock, any public offering price; and (iii) in the case of Common Stock Warrants, the specific title and aggregate number, the issue price and the exercise price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to help preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement also will contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

    SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS FEBRUARY 21, 1997.

    AS USED HEREIN, THE TERM "COMPANY" INCLUDES THE MILLS CORPORATION AND ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING THE MILLS LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"), MANAGEMENT ASSOCIATES LIMITED PARTNERSHIP (THE "MANAGEMENT PARTNERSHIP") AND MILLSSERVICES CORP. (THE "THIRD-PARTY SERVICES CORPORATION"), UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is a fully-integrated, self-managed real estate investment trust (a "REIT") which owns, develops, redevelops, leases and manages a portfolio currently consisting of five super-regional, value and entertainment oriented malls (the "Mills") and 11 community shopping centers (the "Community Centers," and together with the Mills, the "Properties") containing an aggregate of approximately 10.1 million square feet of gross leasable area ("GLA"). The Mills comprise the primary focus of the Company's operations, with approximately 7.9 million square feet of GLA, of which approximately 900,000 square feet is owned by certain anchor store tenants.

    The Company is the sole general partner of, and currently holds a majority of the partnership interests ("Units") in, the Operating Partnership. Units (other than those owned by the Company) are redeemable at the option of the holder under certain circumstances for Common Stock or, at the option of the Company, the cash equivalent thereof. As the sole general partner of the Operating Partnership, the Company has the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions. The Operating Partnership either holds title to the Properties or directly or indirectly holds 100% of the general and limited partnership interests in the partnerships that own the Properties (the "Property Partnerships"), except for the Property Partnerships that own Franklin Mills and Ontario Mills, in which the Operating Partnership holds 77.6% of the partnership interests (which represents 100% of the current income and cash flow from Franklin Mills) and 50%, respectively, as of December 31, 1996. The Company also has formed joint ventures to develop additional properties.

    The Company conducts all of its business through the Operating Partnership and the Operating Partnership's various subsidiaries (the "Operating Subsidiaries"), which include: (i) the Management Partnership, which provides leasing and management services for the Properties, and (ii) the Third-Party Services Corporation, which provides management services to properties in which the Operating Partnership does not own an interest and provides development services for the Properties and (iii) various partnership subsidiaries that have been formed to hold title to the individual properties. The Operating Partnership owns 100% of the interests in the Management Partnership and 99% of the non-voting preferred stock and 5% of the voting common stock of the Third Party Services Corporation (representing, in the aggregate, a 99% economic interest). In addition, Herbert S. Miller, a director of the Company, and an affiliate of Kan Am US, Inc. each owns .5% of the non-voting preferred stock and 47.5% of the voting stock of the Third-Party Services Corporation (representing, in the aggregate, a 1% economic interest).

    The Company was incorporated in Virginia on January 2, 1991, and was reincorporated in Delaware in 1994. The principal executive offices of the Company are located at 1300 Wilson Boulevard, Arlington, VA 22209, and its telephone number is (703) 526-5000.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

PRICE FLUCTUATIONS OF THE COMMON STOCK AND TRADING VOLUME; SHARES AVAILABLE FOR
  FUTURE SALE

    A number of factors may adversely influence the price of the Company's Common Stock in the public markets, many of which are beyond the control of the Company. These factors include possible increases in market interest rates, which may lead purchasers of Common Stock to demand a higher annual yield from distributions by the Company in relation to the price paid for Common Stock, the relatively low daily trading volume of REITs in general, including the Common Stock and any inability of the Company to invest the proceeds of a future offering of Securities in a manner that will increase earnings per share. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. The Company also may issue shares of Common Stock (subject to the Ownership Limit, as defined under "Description of Common Stock--Restrictions on Transfer; Excess Stock") upon redemption of Units issued in connection with the formation of the Company, its initial public offering ("IPO") and the acquisition by the Company of its assets in April 1994 (collectively, the "Formation Transactions"). In addition, 2,500,000 shares of Common Stock of the Company have been issued or reserved for issuance pursuant to the Company's 1994 Executive Equity Incentive Plan, as amended (the "Plan"), and these shares, upon issuance, will be available for sale in the public markets from time to time pursuant to exemptions from registration requirements or upon registration. As of December 31, 1996, options to purchase 1,460,504, shares of Common Stock and 63,247 shares of restricted stock had been granted or authorized to be granted to certain directors, officers and employees of the Company and its subsidiaries and remain outstanding. No prediction can be made about the effect that future sales of Common Stock will have on the market prices of shares.

RISKS RELATING TO DEBT

    As of December 31, 1996, the Company had consolidated debt of approximately $730.1 million (excluding its pro rata share of unconsolidated joint venture debt). The Company is subject to the risks normally associated with debt financing, including the risk that its cash flow will be insufficient to meet required payments of principal and interest. If a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the real estate investment trust distribution requirements under the Internal Revenue Code of 1986, as amended (the "Code").

    Because the terms of most of the Company's indebtedness do not require any principal payments prior to maturity, and the Company does not anticipate making any such payments prior to maturity, it may be necessary to refinance or repay such indebtedness either through additional secured or unsecured debt financing, private or public debt issuances, additional equity offerings or sales of assets. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to such refinanced indebtedness would increase, which would adversely affect the Company's funds from operations and the amount of distributions it can make to its stockholders. If the Company were unable to secure refinancing of the mortgage indebtedness encumbering a Property on acceptable terms, the Company might be forced to dispose of such Property upon disadvantageous terms, which might result in losses to the Company, thereby adversely affecting funds from operations and cash available for distribution by the Company to its stockholders.

    The Company is developing and plans to continue to develop new retail properties, including new Mills. The funds necessary to construct and develop new properties must be obtained through additional equity or debt securities offerings, conventional third-party debt financing, participating loan arrangements or joint venture arrangements. There can be no assurance that the Company will obtain the financing necessary to fund new development and expansion projects. In addition, the additional debt service payments required in respect of any additional debt incurred, and the dilutive effect of any additional equity securities issued to finance future development, could adversely affect the Company's ability to make distributions to its stockholders.

    The Company anticipates that any new projects, some of which could be developed through joint venture arrangements, would be financed through lines of credit or other forms of secured or unsecured construction financing which generally carry a floating interest rate. Although the Company likely would hedge or cap all of such construction financing, no assurance can be given that the Company would be able to obtain permanent debt or equity financing on acceptable terms to refinance such construction loans upon substantial completion of the project or that the Company would be able to hedge or cap its debt on economically viable terms. As a result, the floating interest rate on the construction loans could be outstanding for a longer period of time than anticipated at the time of borrowing, resulting in the curtailment of development activities or a decrease in the amount of cash available for distribution to stockholders. If the Company had construction loans outstanding and interests rates were to increase, the Company's debt service for floating rate construction loans would increase (but not in excess of the applicable cap rate), thereby adversely affecting the Company's financial condition and results of operations.

    The Company's organizational documents do not limit the amount of indebtedness that the Company may incur. The Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and an increase in debt service requirements that could adversely affect the financial condition and results of operations of the Company.

INFLUENCE OF OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDERS

    The executive officers of the Company and Kan Am US, Inc. and its affiliates ("Kan Am"), which is substantially owned and controlled by three directors of the Company (the "Kan Am Directors"), and their respective affiliates directly and indirectly own a substantial percentage of the total Common Stock and Units outstanding. The Units not held by the Company are exchangeable for Common Stock or, at the option of the Company as sole general partner of the Operating Partnership, the cash equivalent of that number of shares of Common Stock. Interested directors may not vote on whether to elect to pay cash in exchange for Units in which they have a direct or indirect interest. Various directors of the Company, including the Kan Am Directors, have substantial influence on the Company and, by virtue of their ownership of Common Stock, on the outcome of any matters submitted to the Company's stockholders for approval. The interests of such executive officers and Kan Am Directors might not be consistent with the interests of all other stockholders, and they may use their voting influence contrary to the stockholders' interest. Although there is no understanding or arrangement for these stockholders and their affiliates to act together on any matter, such stockholders would be in a position to exercise significant influence over the affairs of the Company if they were to act together. In the event that all or a substantial portion of such Units are exchanged for shares of Common Stock, such persons will increase their influence over the Company and on the outcome of any matters submitted to the Company's stockholders for approval. The influence and voting power of the remaining stockholders would be correspondingly limited.

    The Company, as the sole general partner of the Operating Partnership, may have certain fiduciary responsibilities to the other partners in the Operating Partnership which may conflict with the interests of the stockholders of the Company (including decisions regarding the sale or refinancing of the Properties and the timing and amount of distributions from the Operating Partnership). In addition, those individuals and entities (including the executive officers of the Company, the Kan Am Directors and their respective affiliates) which hold Units may have certain limited rights in decisions affecting the Operating Partnership which may conflict with the interests of those individuals and entities that purchase shares of Common Stock in this offering. In particular, a holder of Units may suffer different and/or more adverse tax consequences than the Company upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties or the tax status of the Unit holder. These Unit holders and the Company, therefore, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of the Properties. Although the Company, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance an individual Property, these Units holders might seek to influence the Company not to sell or refinance the Properties, even though such sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt than would be in the best interests of the Company.

    The Kan Am Directors and their respective affiliates also may have interests that may conflict with the interests of the stockholders of the Company in connection with Kan Am's joint ventures with the Operating Partnership to develop, own, and operate additional properties.

GENERAL RISKS OF DEVELOPING AND OPERATING RETAIL SHOPPING CENTERS

    The Company intends from time to time to develop new Mills or expand existing Mills, and may engage in the development of regional outlet centers, new community centers and expansion of existing Community Centers, as such opportunities arise. Such projects generally require significant expenditures of capital and are frequently dependent on obtaining various forms of government and other approvals, the receipt of which cannot be assured. In addition, while policies with respect to development activities are intended to limit some of the risks otherwise associated with development, the Company nevertheless would incur development risks in connection with any such project, including expenditures of funds for, and devotion of management's time to, projects which may not be developed on a timely basis or at all. Accordingly, there can be no assurance if or when any development of new Mills, regional outlet centers or community centers or expansions of existing Properties would be completed, or if completed, that the costs of development or expansion would not exceed, by a material amount, projected costs.

    The Company's income and cash available for distribution would be adversely affected if multiple tenants were unable to meet their obligations. In the event of default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. Moreover, at any time, an anchor store tenant may seek the protection of the bankruptcy laws, which could result in the termination of such tenant's lease and, if followed by its closing or by its sale to a less desirable retailer, could adversely affect customer traffic in a center and thereby reduce the income generated by that center. Furthermore, certain of the Company's tenants, including anchor tenants, hold the right under their leases to terminate their leases or reduce their rental rate if certain occupancy conditions are not met, if certain anchor tenants are closed, if certain sales levels are not achieved, or if an exclusive use provision is violated.

    The Company's income and cash available for distribution also would be adversely affected if the Company were unable either to rent unleased space in the Properties or to relet space after the expiration of a tenant's lease on economically favorable lease terms. The ability of the Company to rent or to relet space in the Properties is affected by many factors, including covenants contained in leases with certain tenants in the Properties restricting the use of other space at the Properties. The Company's tenants generally enter into leases with an initial term ranging from five to 15 years. No assurance can be given that any tenant whose lease expires in the future will renew its lease at that time, or on economically favorable terms, or that the Company will be able to find a replacement tenant. The failure by the Company to rent unleased space on a timely basis or at all would likely adversely affect the Company's financial condition and results of operations. The Company may also incur costs in making improvements or repairs to property required by a new tenant.

    There are other companies that are engaged in the development or ownership of value retail properties that compete with the Company in seeking tenants. This results in competition for acquisition of prime locations and for tenants who will lease space in the value retail properties that the Company and its competitors own or operate. The development of new super-regional outlet malls or other value retail shopping centers with more convenient locations or better rents may attract the Company's tenants or cause them to seek more favorable lease terms at or prior to renewal, and may accordingly adversely affect the business, revenues or value of the Properties. In addition, traditional retailers may increase their competition with value retailers for the limited pool of consumers by engaging in marketing and selling activities similar to those of value retailers, thus blurring the distinction between traditional retailers and value retailers.

GENERAL RISKS OF EQUITY REAL ESTATE INVESTMENTS

    Real property investments are subject to varying degrees of risk. The economic performance and value of a Property are affected by a number of factors, including: the national economic climate; the regional economic climate (which may be adversely impacted by plant closings, industry slowdowns and other factors); local real estate conditions such as an oversupply of retail space or a reduction in demand for real estate in the area; the attractiveness of the Properties to tenants; competition from other available space; the quality of maintenance, insurance and management services; and increased operating costs. In addition, other factors may adversely affect a Property's value, including changes in government regulations and other laws, rules and regulations governing real estate, zoning or taxes, changes in interest rate levels, the availability of financing and potential liability under environmental and other laws.

    Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Properties are in the same line of business. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any Property fails, the ability to convert the Property to an attractive alternative use or to sell the Property to recoup the Company's investment may be limited. Should any of the foregoing events occur, the Company's income and funds available for distribution would be adversely affected.

    Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its Properties or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The failure to remediate properly such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. Such costs or liabilities may exceed the value of such real estate.

    The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its Properties with policy specifications and insured limits that it believes are customary for similar properties. The Company also carries comprehensive earthquake and pollution cleanup coverage on all its Properties. With respect to the Mills only, the Company carries off-premises power coverage and with respect to Sawgrass Mills only, the Company carries sinkhole coverage. There are certain types of losses (generally of a catastrophic nature, such as wars or other acts of God) which may be either uninsurable or not economically insurable. Should an uninsured loss occur with respect to a Property, the Company could lose both its invested capital in and anticipated profits from the Property.

RISKS RELATING TO CONTROL OF THE COMPANY

    The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by the Company's Board of Directors. The Board of Directors may revise these and other policies from time to time, subject to certain limitations, without the approval of stockholders. Accordingly, stockholders have little control over changes in policies of the Company other than its policy of maintaining its qualification as a REIT. A change in these policies could adversely affect the Company's financial condition or results of operations.

    Certain provisions in the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") and the Amended and Restated Bylaws of the Company (the "Bylaws") may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby have the effect of impeding a change in control of the Company under circumstances that could give the holders of Common Stock the opportunity to realize a premium over the then prevailing market price. The Certificate of Incorporation further authorizes the Board of Directors to issue up to 20,000,000 shares of Preferred Stock, and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any shares of Preferred Stock issued. The power to issue Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the best interests of the stockholders. The Ownership Limit (as defined under "Description of Common Stock--Restrictions on Transfer; Excess Stock") also may have the effect of precluding acquisition of control of the Company by a third party even if a change in control were in the best interests of the stockholders. In addition, the Board of Directors of the Company has three classes of directors. Directors for each class are chosen for a three-year term upon the expiration of the current class' term. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' best interest.

    The Company has invested and expects in the future to invest in certain instances as a co-venturer or partner in the development of new Properties, instead of developing projects directly. Such investments may involve risks not present in a wholly-owned development project, including the absence of exclusive control over the development, financing, leasing, management and other aspects of the project and the possibility that the Company's co-venturer or participating lender might become bankrupt, have interests or goals that are inconsistent with those of the Company, take action contrary to the instructions, requests or interests of the Company or otherwise impede the Company's objectives. The Operating Partnership may also have fiduciary responsibilities to the other investors which may conflict with the interests of the Company's stockholders.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF STOCK

    In order to maintain its qualification as a REIT, not more than 50% in number or value of the outstanding capital stock of the Company may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to help protect the Company from the risk of losing its REIT status due to concentration of ownership among its stockholders, the Company has limited ownership of the issued and outstanding shares of capital stock by any single stockholder to 5% of the outstanding Common Stock (determined taking into account certain ownership attribution rules) (with exceptions for certain persons that became stockholders or Unit holders in the Formation Transactions). The Board of Directors may waive the percentage ownership limit if it is satisfied that ownership in excess of this limit will not jeopardize the Company's status as a REIT. See "Description of Common Stock-- Restrictions on Transfer; Excess Stock." A transfer of Common Stock to a person who, as a result of the transfer, violates the ownership limit will be void. Shares of Common Stock acquired in breach of the limitation will be automatically exchanged for shares of a separate class of stock not entitled to vote or to participate in distributions ("Excess Stock"). In addition, ownership, either directly or indirectly under the applicable attribution rules of the Code, of stock in excess of the ownership limit generally will result in the conversion of those shares into Excess Stock. Excess Stock may be redeemed by the Company for the lesser of the price paid and the average closing price for the ten trading days preceding redemption. See "Description of Common Stock--Restrictions on Transfer; Excess Stock" for additional information regarding the ownership limits.

CERTAIN TAX RISKS

    The Company believes that it has qualified and will continue to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1994. Qualification as a REIT involves the determination of various factual matters and circumstances not entirely within the Company's control, as well as the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. In this regard, the Company regularly undertakes a wide range of marketing and promotional activities with respect to the Mills, some of which are different from and more extensive than the marketing and promotional activities addressed to date by the Internal Revenue Service (the "IRS") in private letter rulings issued to other REITs, the only available guidance. Hogan & Hartson L.L.P., counsel to the Company, has rendered an opinion that, although the matter is not free from doubt, the Company's performance of such marketing and promotional activities will not affect its ability to qualify as a REIT. Accordingly, there can be no assurance that the Company's performance of the marketing and promotional activities or other activities might not adversely affect the Company's qualification as a REIT.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions (in which event certain penalty taxes would be applicable), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax incurred in such event would significantly reduce the cash flow available for distribution to stockholders and to meet debt service obligations. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Considerations--Taxation of the Company."

    The Company believes that the Operating Partnership, the Management Partnership, and each of the other partnership and limited liability company subsidiaries will qualify for treatment as partnerships under the Code. If any of such subsidiaries fails to qualify for such treatment under the Code, the Company would cease to qualify as a REIT, and such subsidiary would be subject to Federal income tax (including any alternative minimum tax) on its income at corporate rates. See "Federal Income Tax Considerations-- Other Tax Considerations."

    To obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its net taxable income. See "Federal Income Tax Considerations--Taxation of the Company (Annual Distribution Requirements)." The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if management believed that then prevailing market conditions were not generally favorable for such borrowings.

    Even if the Company continues to qualify as a REIT, it is and will be subject to certain Federal, state and local taxes on its income and property (including possibly in certain circumstances a tax at the rate of 100% on profits attributable to land sales). See "Federal Income Tax Considerations." In addition, the Company's net income, if any, from the development activities and other operations conducted through the Third-Party Services Corporation is subject to federal income tax. See "Federal Income Tax Considerations--Other Tax Consequences."

    Furthermore, no assurance can be given that new legislation, Treasury Regulations, existing administrative interpretations (which are not necessarily binding on the IRS) or court decisions will not significantly change the Company's qualification as a REIT or the Federal income tax consequences of such qualification to the Company.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used for the development of additional properties, as suitable opportunities arise, for the repayment of certain outstanding indebtedness at such time and for working capital and other general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Company's ratio of earnings to fixed charges for the nine months ended September 30, 1996, for the year ended December 31, 1995 and for the period from April 22, 1994 (the Company's IPO) to December 31, 1994 was 1.32x, 1.16x, and 1.20x, respectively. There was no preferred stock outstanding for any of these periods or for any of the periods specified below. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

    The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), and the amortization of debt issuance costs.

    Prior to completion of the Company's IPO, certain of the predecessor entities to the Company (the "Mills Entities") operated in a highly leveraged manner. As a result, although the Properties have historically generated positive net cash flow, the combined statements of operations of The Mills Entities for the period from January 1 to April 21, 1994 and for the fiscal years ended December 31, 1993, 1992 and 1991 show net losses. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicates that earnings were inadequate to cover fixed charges by approximately $4.4 million, $14.3 million, $21.5 million and $42.4 million, respectively. The reorganization and recapitalization effected in connection with the IPO permitted the Company to de-leverage the Properties significantly, resulting in an improved ratio of earnings to fixed charges for the periods subsequent to the IPO.

                         DESCRIPTION OF PREFERRED STOCK

    The Company is authorized to issue 20,000,000 shares of Preferred Stock. As of December 31, 1996, there were no shares of Preferred Stock outstanding.

    Under the Company's Certificate of Incorporation, the Board of Directors may from time to time establish and issue one or more classes or series of Preferred Stock. The Board may classify or reclassify any unissued Preferred Stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series (a "Designating Amendment").

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Certificate of Incorporation and Bylaws.

GENERAL

    The Board of Directors is empowered by the Company's Certificate of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may determine the relative preferences, rights and other terms of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders of any class or series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

    The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation:

        (1) The title and stated value of such Preferred Stock;

        (2) The number of such shares of Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) The date from which dividends on such Preferred Stock will accumulate, if applicable;

        (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

        (6) The provision for a sinking fund, if any, for such Preferred Stock;

        (7) The provision for redemption, if applicable, of such Preferred
    Stock;

        (8) Any listing of such Preferred Stock on any securities exchange;

        (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

        (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

        (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

        (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

        (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Board of Directors.

    Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock will be declared PRO RATA so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor will any Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

    As a general rule, for purposes of determining whether a distribution with respect to the Company's stock is a taxable dividend, the Company's current and accumulated earnings and profits first are allocated to the distributions with respect to Preferred Stock (and among classes and series of Preferred Stock in accordance with their respective priorities), with any balance being allocated to distribution with respect to Common Stock. The effect of this rule is to cause all distributions with respect to Preferred Stock to be fully taxable as dividends before any portion of a distribution with respect to Common Stock is taxable as a dividend. See "Federal Income Tax Considerations--Taxation of Taxable Domestic Stockholders" and "-- Taxation of Non-U.S. Stockholders." If for any taxable year, the Company elects to designate as "capital gains dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of shares of Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of shares of Preferred Stock for the year and the denominator of which shall be the Total Dividends.

    Excess Stock received in exchange for Preferred Stock would not be entitled to receive dividends or other distributions paid on the Preferred Stock other than liquidating distributions. See "Description of Common Stock--Restrictions on Transfer; Excess Stock."

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock will automatically and mandatorily be converted into the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no Preferred Stock of any series shall be redeemed unless all outstanding Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company will not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed PRO RATA from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice will state: (i) the redemption date; (ii) the number of shares and class or series of Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof will also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment is made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company will be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock do not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of shares of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Certificate of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the shares of Preferred Stock remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Description of Common Stock--Restrictions on Transfer; Excess Stock," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Certificate of Incorporation provides that no holder of Preferred Stock may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 5% of the Company's issued and outstanding capital stock, subject to certain exceptions specified in the Certificate of Incorporation. See "Description of Common Stock--Restrictions on Transfer; Excess Stock."

TRANSFER AGENT AND REGISTRAR

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The Company is authorized to issue 100,000,000 shares of Common Stock. The outstanding Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At December 31, 1996, there were 16,907,164 shares of Common Stock outstanding.

    Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE"). The Company will apply to the NYSE to list the additional Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

    Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares present and voting thereon.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The Bylaws of the Company provide that, with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of stockholders, nominations of persons for election to the Board of Directors may be made only (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Company who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. In general, for notice of stockholder nominations or business to be timely, the notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent, Registrar and Dividend Disbursing Agent for the Common Stock is First Chicago Trust Company of New York.

RESTRICTIONS ON TRANSFER; EXCESS STOCK

    For the Company to continue to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year) and certain percentages of the Company's gross income must be from particular activities. See "Federal Income Tax Considerations--Taxation of the Company--Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Certificate of Incorporation contains a provision restricting the acquisition of the Company's capital stock that is intended to help the Company meet the applicable ownership requirements (the "Ownership Limit Provision").

    The Ownership Limit Provision provides that, subject to certain exceptions specified in the Certificate of Incorporation, no stockholder (subject to certain exceptions) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 5% (the "Ownership Limit") of the Company's capital stock. The Ownership Limit Provision provides that certain persons that became stockholders or Unit holders in the Formation Transactions may (subject to certain limitations) acquire additional shares pursuant to the right of any one or more of them to exchange Units in the Operating Partnership into shares of Common Stock or from other sources, subject to an overriding limitation that no person may acquire additional shares if, as a result, any five beneficial owners of the Company's capital stock would own more than 49.9% of the Company's outstanding capital stock. The constructive ownership rules are complex and may cause the Company's capital stock owned directly or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the Company's capital stock (or the acquisition of an interest in an entity which owns the Company's capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 5% of the Company's capital stock, and thus subject such capital stock to the Ownership Limit.

    The Board of Directors may waive the Ownership Limit with respect to a particular stockholder if the stockholder obtains either a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the Board of Directors which concludes that the waiver will not cause any person to violate the Ownership Limit. In addition to preserving the Company's status as a REIT, the Ownership Limit may prevent any person or group of persons from acquiring unilateral control of the Company. The Ownership Limit may be changed by the Board of Directors, subject to certain limitations.

    If shares of the Company's capital stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are acquired by any person, such acquisition would be null and void as to the intended transferee and the intended transferee would acquire no rights or economic interest in those shares. The shares of the Company's capital stock that would be in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares are ultimately transferred (without violating the Ownership Limit). While held in trust, the Excess Stock will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in any distributions made by the Company other than liquidating distributions. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, designate a beneficiary of such original transferee-stockholder's interest in the trust (representing the number of shares of Excess Stock attributable to the capital stock originally held by the transferor-stockholder), provided that (i) the price paid by such designated beneficiaries does not exceed the price paid by such original transferee-stockholder, and (ii) the designated beneficiary's ownership of the capital stock represented by such Excess Stock would be permitted under the Ownership Limit Provision. Immediately following such designation, the Excess Stock would automatically be exchanged for capital stock out of the class of which the Excess Stock resulted. In addition, the Company would have the right, for a period of 90 days during the time the Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at a price equal to the lesser of the price paid for the stock by the transferee-stockholder and the average closing market price for the Company's capital stock on the date the Company exercises its option to purchase the stock or, if the capital stock being redeemed is not then being traded, the average of the last reported sales of the capital stock to be redeemed on the ten days immediately preceding the relevant date. This 90-day period commences on the date of the violative transfer if the transferee-stockholder gives notice of the transfer to the Company, or the date the Board of Directors determines that a violative transfer has occurred if no notice is provided.

    All certificates representing shares of the Company's capital stock will bear a legend referring to the restrictions described above.

    All persons who own a percentage of the Company's capital stock equal to or exceeding the Ownership Limit (or such lesser percentage as set forth in the Treasury Regulations) of the Company's capital stock must file a statement with the Company containing information regarding their ownership of the Company's capital stock, as set forth in the Treasury Regulations. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                      DESCRIPTION OF COMMON STOCK WARRANTS

    The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

        (1) the title of such Common Stock Warrants;

        (2) the aggregate number of such Common Stock Warrants;

        (3) the price or prices at which such Common Stock Warrants will be issued;

        (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants;

        (5) the designation and terms of the other Securities offered thereby with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security offered thereby;

        (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable;

        (7) the price at which each of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased;

        (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire;

        (9) the minimum or maximum number of such Common Stock Warrants which may be exercised at any one time;

        (10) information with respect to book entry procedures, if any;

        (11) a discussion of certain federal income tax considerations; and

        (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following is a description of certain Federal income tax considerations to the Company and the holders of Securities of the treatment of the Company as a REIT under applicable provisions of the Code. The applicable Prospectus Supplement will contain information about specific Federal income tax considerations, if any, relating to Securities other than Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to The Mills Corporation and not to the Operating Partnership, the Third-Party Services Corporation, or other entities.

    The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, or changes in administrative practices and policies of the IRS will not materially affect the accuracy of any statements in this Prospectus.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company, which is considered a corporation for Federal income tax purposes, has elected to be taxed as a REIT under Sections 856 through 860 of the Code effective commencing with its taxable year ended December 31, 1994. The Company believes that it is organized and has operated in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify as a REIT or that it will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company satisfies such tests or will continue to do so.

    Hogan & Hartson L.L.P., counsel to the Company, has rendered its opinion that the Company has qualified to be taxed as a REIT under the Code commencing with the Company's taxable year ended December 31, 1994, and its organization and proposed method of operation will enable it to continue to so qualify for future taxable years. Although such opinion concludes that the Company's performance of certain marketing and promotional activities will not affect its ability to qualify as a REIT, such opinion is not free from doubt with respect to this issue. Further, investors should be aware that opinions of counsel are not binding upon the IRS or any court. The opinion of Hogan & Hartson L.L.P. is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and share ownership, the various qualification tests imposed under the Code discussed below. Hogan & Hartson L.L.P. will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Failure to Qualify."

    The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof.

    If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. However, the Company will be subject to Federal income tax on any income that it does not distribute and will be subject to Federal income tax in certain circumstances on certain types of income even though that income is distributed.

    If the Company invests in retail properties or other real estate in foreign countries, the Company's profits from such investments will generally be subject to tax in the countries where such properties are located. The precise nature and amount of any such taxation will depend on the laws of the countries where the properties are located. If the Company satisfies the annual distribution requirements for qualification as a REIT and is therefore not subject to Federal corporate income tax on that portion of its ordinary income and capital gain that is currently distributed to its stockholders, the Company will generally not be able to recover the cost of any foreign tax imposed on profits from its foreign investments by claiming foreign tax credits against its U.S. tax liability on such profits. Moreover, a REIT is not able to pass foreign tax credits through to its stockholders. The Canadian joint ventures with Cambridge described under the caption "The Company" likely will subject the Company to Canadian tax. The Company will seek to structure its investment in a manner so as to reduce the amount of Canadian tax imposed. Any Canadian taxes paid by the Company will be an operational cost of the Company because the tax cost is not recoverable through the foreign tax credit mechanism as discussed above.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Certificate of Incorporation contains restrictions regarding the transfer of its Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Stock--Restrictions on Transfer; Excess Stock."

    Section 856(i) of the Code provides that a corporation which is a "qualified REIT subsidiary" (defined generally to mean any corporation if 100% of the stock of such corporation is held by the real estate trust at all times during the period such corporation was in existence) shall not be treated as a separate corporation and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction and credit (as the case may be) of the real estate investment trust. Thus, in applying the requirements herein, the Company's "qualified REIT subsidiaries" would be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiaries would be treated as assets, liabilities and items of income, deduction and credit of the Company. Potomac Mills Finance Corp., The Mills GP, Inc., Washington Potomac Partners Corp., and Mills Grapevine Corporation are all qualified REIT subsidiaries.

    If a REIT is a partner in a partnership, the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT will retain the same character as in the hands of the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, proportionate share of the assets, liabilities and items of income of the Operating Partnership the Company's and its subsidiary partnerships or limited liability companies are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

    ABSENCE OF C CORPORATION EARNINGS AND PROFITS. A corporation will qualify as a REIT only if, at the close of its taxable year, it has no earnings and profits accumulated in any non-REIT tax year. The Company was formed in 1991 but was not active until 1993. The Company elected S corporation status for its taxable years commencing with January 1, 1993. The Company terminated its S election immediately prior to its initial public offering in April of 1994. If the Company's S corporation election was valid for all of its taxable years commencing with January 1, 1993, including its short S corporation year ending immediately prior to its initial public offering, the Company would have no earnings and profits accumulated in any non-REIT year and thus would have met the earnings and profits requirement for its short C corporation taxable year ended December 31, 1994 and for tax years thereafter. The Company believes that it qualified as an S corporation for its taxable years commencing with January 1, 1993, and including the short S corporation year, and that it does not have, and has not had, accumulated earnings and profits from a non-REIT tax year. Nevertheless, the S corporation requirements are highly technical and complex and there can be no assurance that the IRS might not assert that the Company failed to qualify as an S corporation for some reason. In such an event, the Company would not be eligible to qualify as a REIT until the tax year when it paid out the accumulated earnings and profits from the non-REIT tax years.

    INCOME TESTS. In order to maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions (related to the identity of the tenant, the computation of the rent payable, and the nature of the property leased) are met. The Company does not anticipate receiving rents that fail to meet these conditions in an amount that reasonably could be expected to jeopardize its satisfaction of the 75% and 95% gross income tests. In addition, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant."

    The Company, through the Operating Partnership, the Management Partnership and Mainstreet Retail Limited Partnership, a subsidiary of the Management Partnership, which are not "independent contractors," currently performs management and leasing activities with respect to Properties that are owned entirely or partially by the Operating Partnership. The Third-Party Services Corporation provides development services for existing properties and new properties acquired by the Company and may in the future provide management and leasing services with respect to certain properties (including Ontario Mills) in which the Company does not own a 100% interest.

    In connection with the performance of such management and leasing activities, the Company regularly undertakes a wide range of marketing and promotional activities that are intended to promote and benefit an entire mall operation through increasing consumer spending and thereby increasing the rents that the Company derives from its tenants. The IRS, in a number of private letter rulings issued to other REITs, has approved specific advertising and promotional activities undertaken by a REIT that owns a retail shopping center where such marketing activities are intended primarily to increase overall spending at the centers (and therefore the REIT's revenues from tenants), rather than to benefit a specific tenant. Some of the advertising and promotional activities undertaken by the Company are identical to those approved by the IRS in these private letter rulings, but in view of the relatively unique nature of the Mills, some of the Company's advertising and promotional activities are different from and more extensive than those addressed specifically by the IRS to date in private letter rulings.

    The Company has represented that all of its advertising and promotional activities, whether focused on only the mall itself or on specific stores at the mall, have as their primary purpose encouraging increased spending throughout the mall and thereby increasing the Company's overall revenues through increased rents (which are typically based upon a percentage of sales), which is the basic premise upon which the IRS has concluded that a REIT owning retail properties can engage in advertising and promotional activities generally. Accordingly, the Company believes that all of its management, leasing and development activities, including its marketing and promotional activities, to the extent that they might be considered a service to tenants, should be considered "usually or customarily rendered" in connection with the rental of space for occupancy. Based, in part, on the Company's various representations, Hogan & Hartson L.L.P., counsel to the Company, is of the opinion, that, although the matter is not free from doubt, the performance of such activities by the Company will not affect the qualification of the rents received from tenants as "rents from real property" (and thus the Company's ability to qualify as a REIT). In addition, opinions of counsel are not binding upon the IRS or a court. Accordingly, no assurance can be given that the IRS will not challenge the Company's position with respect to certain activities performed by the Company, or that such a challenge would not be successful. A successful challenge by the IRS could result in the Company failing to satisfy the gross income requriements for the years during which it engaged in such activities, and therefore failing to qualify as a REIT for such years. See "--Failure to Qualify." However, under certain circumstances, the Company may not fail to qualify as a REIT but rather would be subject to a tax imposed with respect to its "excess net income," as described below.

    The Company does not believe, after consultation with its professional advisors, that there will be a material adverse effect on its business operations or its ability to qualify as a REIT as a result of its performance of its marketing and promotional activities. Nevertheless, in order to remove any possible ambiguity with respect to such activities, the Company will soon begin requiring certain marketing and promotional activities to be performed by independent contractors which are adequately compensated and from which the Company receives no income. If the Company contemplates providing services to tenants that may reasonably be expected not to meet the "usual or customary" standard, it will arrange to have such services performed by such an independent contractor. See "Failure to Qualify."

    With respect to fees received by the Operating Partnership or other partnership entities from Properties in which the Operating Partnership owns less than a 100% interest, the IRS takes the position that a portion of such fees (corresponding to that portion of a Property owned by a third-party) does not qualify for the 75% or 95% gross income tests. Mainstreet Retail Limited Partnership also manages vendor space in the common areas of third-party properties and partially-owned properties the income from which may not qualify for the 75% and 95% gross income tests.

    Services to properties in which the Operating Partnership does not own any interest are rendered by the Third-Party Services Corporation. In addition, the Third-Party Services Corporation provides development services to the Properties, as discussed above. The Operating Partnership owns 99% of the non-voting preferred stock and 5% of the voting common stock of the Third-Party Services Corporation. The Operating Partnership also holds a note issued by the Third-Party Services Corporation. The Company's share of any dividend or interest received from the Third-Party Services Corporation should qualify for purposes of the 95% test, but not for purposes of the 75% test. The Company does not anticipate that it will receive sufficient dividends and interest from the Third-Party Services Corporation to cause it to exceed the limit on non-qualifying income under the 75% test.

    In addition to rents, the Operating Partnership derives income from interest on the mortgage loans extended by the Operating Partnership to the Property Partnership holding Franklin Mills which will qualify for purposes of the 75% and 95% gross income tests. To qualify for the 95% gross income test, interest cannot depend in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be disqualified solely by reason of being based on fixed percentage or percentages of receipts or sales. The Operating Partnership does not charge interest dependent in whole or in part on profits.

    If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if (i) it attaches a schedule of the source and nature of each item of its gross income to its federal income tax return for such year, (ii) the inclusion of any incorrect information in its return was not due to fraud with intent to evade tax, and (iii) the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests. See "Failure to Qualify" for a discussion of such tax.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT). The Operating Partnership owns 99% of the nonvoting preferred stock and 5% of the voting common stock of the Third-Party Services Corporation. In addition, the Operating Partnership owns a note issued by the Third-Party Services Corporation, and by virtue of its ownership of Units, the Company is considered to own its PRO RATA share of the stock of the Third-Party Services Corporation owned by the Operating Partnership and the note of the Third-Party Services Corporation. Neither the Company nor the Operating Partnership, however, owns more than 10% of the voting securities of the Third-Party Services Corporation. In addition, the Company and its senior management believe that the Company's PRO RATA share of the value of the securities of the Third-Party Services Corporation (taking into account both the Company's pro rata share of the stock of the Third-Party Services Corporation and the Company's PRO RATA share of the note of the Third-Party Services Corporation) does not exceed 5% of the total value of the Company's assets. There can be no assurance, however, that the IRS might not contend either that the value of the securities of the Third-Party Services Corporation held by the Company (through the Operating Partnership) exceeds the 5% value limitation or that the nonvoting stock of the Third-Party Services Corporation owned by the Operating Partnership should be considered "voting stock" for this purpose.

    The 5% value requirement must be satisfied each time the Company increases its ownership of securities of the Third-Party Services Corporation (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their redemption rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in the Third-Party Services Corporation.

    ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, the Company generally must distribute to its stockholders at least 95% of its income each year. In addition, the Company will be subject to tax on the undistributed amount and also may be subject to a 4% excise tax on undistributed income in certain events.

    The Company believes that it has made, and expects to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that event, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

    FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. If the Company were to fail to satisfy the 75% or 95% gross income test but were to qualify for such statutory relief, it would be subject to a 100% tax on an amount equal to (a) the amount of gross income by which it failed to satisfy the applicable gross income test multiplied by (b) a fraction intended to reflect the Company's profitability.

PENALTY TAX ON PROHIBITED TRANSACTIONS

    The Company's share of any gain realized on the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of its trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership, through the Property Partnerships, intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other retail properties and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the IRS could contend otherwise. In particular, the Company indirectly owns parcels of land which are located adjacent to particular Properties that are not necessarily required for use within the regional outlet mall or community shopping center located at the Property (referred to as "outparcels"). The Company may sell one or more of these outparcels from time to time. In addition, in connection with the development of a regional outlet mall at a Property, the Company may sell parcels of land within the mall ("anchor parcels") to major anchor tenants who desire to own the land on which their facility is located. The Company believes that the outparcels and anchor parcels should not be considered inventory or as held primarily for sale to customers in the ordinary course of the Company's trade or business, but there is a risk that the IRS could contend otherwise, in which event, the profit from such sales allocable to the Company would be subject to a 100% tax. In the event that the Company determines that the level of such activity with respect to the outparcels and/or anchor parcels is sufficient to cause such sales to be subject to 100% tax, the Company intends to hold and sell such parcels through a separate corporation in which the Operating Partnership would hold a non-voting stock interest. The Company would structure the stock interest owned by the Operating Partnership in any such corporation to ensure that the various asset tests described above were not violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets). Such corporation would be subject to a corporate level tax on its taxable income attributable to land sales, thereby reducing the amount of cash available for distribution by the Company.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current or accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the Common Stock have been held for one year or less), assuming the Common Stock are a capital asset in the hands of the stockholder.

    In general, a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and
(ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the stockholder has held such shares for more than one year. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

    Under certain circumstances, domestic stockholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

TAXATION OF TAX EXEMPT STOCKHOLDERS

    The Company does not expect that distributions by the Company to a stockholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case they also may be subject to a 30% branch profits tax if the stockholder is a foreign corporation). As a result of a legislative change made by the Small Business Job Protection Act of 1996, effective for distributions made after August 20, 1996, the Company is required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. However, the Non-U.S.

Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Stockholder's United States tax liability, if any, with respect to the distribution.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is or could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and, therefore, that the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

OTHER TAX CONSIDERATIONS

    EFFECT OF TAX STATUS OF OPERATING PARTNERSHIP, MANAGEMENT PARTNERSHIP AND OTHER PARTNERSHIP SUBSIDIARIES ON REIT QUALIFICATION. Substantially all of the Company's investments are through the Operating Partnership and Property Partnerships (including limited liability companies which own interests in the Property Partnerships and in which the Operating Partnership owns interests) which hold title to the Properties. The Operating Partnership also carries out activities through the Management Partnership and various subsidiary partnerships and limited liability companies (together with the Property Partnerships, the "Subsidiary Partnerships"). The Operating Partnership and the Subsidiary Partnerships may involve special tax considerations. Such considerations include (i) the allocations of income and expense items of the Operating Partnership, which could affect the computation of taxable income of the Company, (ii) the status of the Operating Partnership and the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes, and (iii) the taking of actions by the Operating Partnership and the Subsidiary Partnerships that could adversely affect the Company's qualification as a REIT. The Company believes that the Operating Partnership and the Subsidiary Partnerships each qualify for tax purposes as a partnership (and not as an association taxable as a corporation). If, however, either the Operating Partnership and/or the Subsidiary Partnerships were treated as an association taxable as a corporation, the Company would fail to qualify as a REIT for a number of reasons.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The Partnership Agreement requires allocations of income, loss, gain and deduction with respect to the contributed Property be made in a manner consistent with the special rules in section 704(c) of the Code and the regulations thereunder, which allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of section 704(c) of the Code may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of their contribution to the Operating Partnership, and
(ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale.

    THIRD-PARTY SERVICES CORPORATION. A portion of the amount distributed by the Company to stockholders comes from the Third-Party Services Corporation, through dividends on stock held by the Operating Partnership and payments on the note held by the Operating Partnership. The Third-Party Services Corporation does not qualify as a REIT and thus pays Federal, state and local income taxes on its net income at normal corporate rates. As a result of interest and other deductions, the Third-Party Service Corporation does not pay significant income tax currently. There can be no assurance, however, that the IRS will not challenge these deductions. In any event, future increases in the income of the Third-Party Services Corporation will be subject to income tax. Any Federal, state or local income taxes that the Third-Party Services Corporation is required to pay reduces the cash available for distribution by the Company to its stockholders. In addition, as described above, the value of the securities of the Third-Party Services Corporation held by the Company cannot exceed 5% of the value of the Company's assets at a time when a limited partner exercises his redemption right. See "Taxation of the Company--Asset Tests." This limitation may restrict the ability of the Third-Party Services Corporation to increase the size of its respective business unless the value of the assets of the Company is increasing at a commensurate rate.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              PLAN OF DISTRIBUTION

GENERAL

    The Company may sell Securities in or through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The legality of the Preferred Stock, the Common Stock and the Common Stock Warrants offered hereby, and certain federal tax matters, will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of The Mills Corporation and the combined financial statements of The Mills Entities appearing in The Mills Corporation Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule, and combined financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock are listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996; and

        2.  The Company's Current Report on Form 8-K dated March 11, 1997.

    All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to The Mills Corporation, 1300 Wilson Boulevard, Arlington, VA 22209, Attention: Thomas E. Frost (telephone number
(703) 526-5000).

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NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                   PROSPECTUS SUPPLEMENT
                                                    PAGE
                                                    -----

The Company....................................         S-3
Recent Developments............................         S-3
Use of Proceeds................................         S-4
Plan of Distribution...........................         S-5
Legal Matters..................................         S-6


                         PROSPECTUS
                                                    PAGE
                                                    -----

The Company....................................           2
Risk Factors...................................           2
Use of Proceeds................................           8
Ratios of Earnings to Fixed Charges............           9
Description of Preferred Stock.................           9
Description of Common Stock....................          15
Description of Common Stock Warrants...........          17
Federal Income Tax Considerations..............          18
Plan of Distribution...........................          27
Legal Matters..................................          28
Experts........................................          28
Available Information..........................          29
Incorporation of Certain Documents by
 Reference.....................................          30

                                 150,000 SHARES

                                      [LOGO]

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                                   MARCH 20, 1997

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